SECU

16001891

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 – 67781

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

RHINO TRADING PARTNERS, LLC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1350 6Th Ave 2nd Floor
(No. And Street)

NEW YORK,	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MICHAEL J. SCHILLING (646-790 8966)
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

RMS

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL J. SCHILLING, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RHINO TRADING PARTNERS, LLC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CARMEN DIAZ
Notary Public - State of New York
NO. 01D16333510
Qualified in New York County
My Commission Expires Nov 23, 2019

Carmen Diaz
Notary Public

Signature

MANAGING MEMBER
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Rhino Trading Partners, LLC:

We have audited the accompanying statement of financial condition of Rhino Trading Partners, LLC (the "Company") as of December 31, 2015, and the related statements of operations, changes in member's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Other Matter

The supplemental information on pages 14 and 15 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the

supplemental information. In forming our opinion on such information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Lerner & Associates, LLP

New York, New York
February 24, 2016

RHINO TRADING PARTNERS, LLC
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2015

ASSETS

Cash and cash equivalents	$365,233
Due from brokers	337,669
Prepaid expenses	45,716
Investment in funds, at fair value	869,421
Other investments, at fair value	314
Fixed assets, at cost (net of accumulated depreciation of $27,393)	-
TOTAL ASSETS	$1,618,353

LIABILITIES AND MEMBERS' EQUITY

Liabilities:	
Accrued expenses and accounts payable	$111,225
Total liabilities	111,225
Members' equity:	
Total members' equity	1,507,128
TOTAL LIABILITIES AND MEMBERS EQUITY	$1,618,353

The accompanying notes are an integral part of these financial statements.

RHINO TRADING PARTNERS, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2015

REVENUE:	
Commissions	$ 1,743,220
Fees earned	210,307
Capital gains on firm investments	189,244
Interest income	356
TOTAL REVENUE	2,143,127
EXPENSES:	
Salary and benefits	1,240,756
Clearing and execution expense	229,063
Office expenses	197,728
Meals and entertainment	63,095
Rent and occupancy	98,156
Recruiting and promotion	2,988
Travel	31,190
Charity	3,456
Regulatory fees	14,536
Professional fees	13,000
Insurance	5,040
LLC tax and other	1,468
TOTAL EXPENSES	1,900,476
Net income before provision for income taxes	242,651
Provision for income taxes	20,100
NET INCOME	$ 222,551

The accompanying notes are an integral part of these financial statements.

RHINO TRADING PARTNERS, LLC
STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2015

Members' equity - December 31, 2014	$ 1,209,577
Contributions	125,000
Withdrawals	(50,000)
Net Income	222,551
Members' equity - December 31, 2015	$ 1,507,128

The accompanying notes are an integral part of these financial statements.

RHINO TRADING PARTNERS, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2015

Cash flows from operating activities:		
Net income		$ 222,551
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in due from brokers	(33,396)	
Increase in investment in funds, at fair value	(300,001)	
Increase in prepaid expenses	(6,650)	
Decrease in other assets	26,000	
Decrease in prepaid investment in fund	50,000	
Decrease in other investments, at fair value	10,758	
Increase in accrued expenses and accounts payable	12,975	
Total adjustments		(240,314)
Net cash used in operating activities		(17,763)
Cash Flows from financing Activities:		
Contributions	125,000	
Withdrawals	(50,000)	
Net cash provided by financing activities		75,000
NET CHANGE IN CASH AND CASH EQUIVALENTS		57,237
Cash and cash equivalents - December 31, 2014		307,996
Cash and cash equivalents - December 31, 2015		$ 365,233
Supplementary disclosure of cash flow information:		
Cash paid during the period for income taxes		$ 29,906

The accompanying notes are an integral part of these financial statements.

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

Rhino Trading Partners, LLC (the "Company"), was formed as Bluestone Trading Partners, LLC on September 7, 2007 in the State of New York, and changed its name on October 4, 2007. The Company registered with the Securities and Exchange Commission (the "SEC") and became a broker-dealer on May 28, 2008. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Company will continue indefinitely, unless terminated sooner by Management.

The Company acts as an executing broker and is exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

The Company records transactions in securities and commission revenue and expense on a trade-date basis. The three main revenue streams come from commissions earned through execution business, fees earned through distribution of the firm's products and capital gains earned through its outside investments.

The Company is not subject to federal or state income taxes. The members report their distributive share of realized income or loss on their own tax returns. However, the Company does file tax returns in which it recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, *Income Taxes*. Under that guidance the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. The Company is subject to New York City unincorporated business tax, for which a provision is included in the Statement of Operations. The Company is no longer subject to federal, state, or local tax examinations by authorities for years before 2012.

For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 1 ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES (continued)

Depreciation is provided on a straight-line basis using estimated useful lives of three years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Fair Value Measurement – Definition and Hierarchy

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

NOTE 2 NET CAPITAL REQUIREMENT

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the 'applicable' exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $591,677, which was $491,677 in excess of its required net capital of $100,000. The Company's net capital ratio was 0.19 to 1.

NOTE 3 COMMITMENTS AND CONTINGENCIES

On September 10, 2015 the Company agreed to renew a lease agreement for office space from December 1, 2015 until November 30, 2016 with a monthly rate of $7,345.

As of December 31, 2015, future minimum lease rental payments are as follows:

For the year ending December 31:

2016	$ 80,795
Total	$ 80,795

Rent expense for 2015 aggregated to $98,156 and is included in the Rent and Occupancy expense line item on the Statement of Operations.

For the year ended December 31, 2015, the Company has not recognized any liability in its financial statements against any lawsuit or potential lawsuits.

The Company had no equipment rental commitments, no underwriting commitments, and no contingent liabilities at December 31, 2015 or during the year then ended.

NOTE 4 GUARANTEES

FASB ASC 460, *Guarantees,* requires the Company to disclose information about its obligations under certain guarantee arrangements. FASB ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying value (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

The Company has issued no guarantees effective at December 31, 2015 or during the year then ended.

NOTE 5 DUE FROM BROKERS

The amount due from brokers at December 31, 2015 was $337,669. Rhino clears certain of its customer transactions through other brokers on a fully disclosed basis. The amount due from brokers relates to the aforementioned transactions.

NOTE 6 CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

NOTE 7 FAIR VALUE MEASUREMENTS

The Company's other investments, at fair value, consists of an equity investment in a start-up company. See Note 1 for a definition and discussion of the Company's policies regarding the fair value hierarchy. The valuation level is not necessarily an indication of risk or liquidity associated with the investment. Transfers between levels are recognized at the end of the reporting period.

The following table presents a reconciliation of the Level 3 investments measured at fair value for the year ended December 31, 2015.

	Investment
Level 3 - Balance December 31, 2014	$ 11,072
Decrease in value	(10,758)
Level 3 - Balance December 31, 2015	$ 314

NOTE 8 INVESTMENT IN FUNDS

As of December 31, 2015, the Company is invested in two funds which are not related parties. The investment objectives of the funds primarily relates to the maximization of appreciation through the investments in equity, debt and related instruments.

Cost is determined based on capital contributions to, and withdrawals from, the funds plus reinvested net income.

The funds both charges a management fee of 0.5% for each calendar quarter (2.0% per annum) of the company's proportionate share of the net asset value of the fund.

Upon 30 or 45 days prior notice, the funds permit partial or full withdrawals during the year on a quarterly basis.

The activities of the funds may include the purchase and sale of a variety of derivative financial instruments such as equity options, index options, swap agreements, futures and forward contracts and other similar instruments. These derivatives are used for trading purposes and for managing risk associated with their portfolio of securities and securities sold short. The use of derivative instruments may involve elements of market risk in excess of the amount recognized in the statement of assets and liabilities of the funds. The funds may limit their risk by holding offsetting security or option positions.

The Company, through its investment in these funds, is subject to certain inherent risks arising from their investing activity of selling securities short and entering into forward contracts. The ultimate cost to acquire these securities or settle these contracts may exceed the liability reflected in their financial statements.

The Company values its investment in funds based on its proportionate share of the net asset value of the funds. The investment in funds are categorized in Level 2 of the fair value hierarchy as discussed in Note 1.

NOTE 9 SUBSEQUENT EVENTS

Subsequent events have been evaluated and no events have been identified which require disclosure.

SUPPLEMENTARY INFORMATION

RHINO TRADING PARTNERS, LLC
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2015

CREDITS	
Members' equity	$ 1,507,128
DEBITS	
Total non-allowable assets	915,451
Net capital	591,677
Minimum net capital (the greater of $100,000 or 6 2/3% of aggregate indebtedness)	100,000
Excess net capital	$ 491,677
Aggregate indebtedness	$ 111,225
Ratio of aggregate indebtedness to net capital	0.19 to 1

There are no material differences between the above computation of net capital and the computation of net capital reported in the Company's unaudited Form X-17A-5, Part IIA filing.

RHINO TRADING PARTNERS, LLC
COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS
AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2015

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii). Accordingly, there are no items to report under the requirements of this Rule.

RHINO TRADING PARTNERS, LLC
EXEMPTION REPORT REQUIRED BY SEC RULE 17a-5, 17 C.F.R.
FOR THE YEAR ENDED DECEMBER 31, 2015

Rhino Trading Partners, LLC (the "Company"), is responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel the Company to file annual reports with the Securities Exchange Commission and the Company's designated examining authority. One of the reports to be included in the annual filing is an exemption report prepared by the Company. Pursuant to that requirement, the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from SEC Rule 15c3-3 under the provisions in paragraph (k)(2)(ii).

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provisions in Rule 15c3-3(k)(2)(ii) throughout the year ended December 31, 2015 without exception.

Rhino Trading Partners, LLC

I, Michael J. Schilling, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: Managing Member
January 28, 2016

SUPPLEMENTARY REPORTS
OF INDEPENDENT AUDITOR

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Rhino Trading Partners, LLC:

We have reviewed management's statements, included in the accompanying exemption report in which, (1) Rhino Trading Partners, LLC (the "Company") identified the following provision of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3:(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Fulvio & Associates, LLP

New York, New York
February 24, 2016

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Rhino Trading Partners, LLC:

We have audited the accompanying statement of financial condition of Rhino Trading Partners, LLC (the "Company") as of December 31, 2015, and the related notes to the financial statement. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

Auditor's Responsibility

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of this financial statement. We believe that our audit provides a reasonable basis for our opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Rhino Trading Partners, LLC as of December 31, 2015 in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, LLP

New York, New York
February 24, 2016

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
KENNETH S. WERNER, CPA
ANTHONY CHRYSIKOS, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
Rhino Trading Partners, LLC:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by Rhino Trading Partners, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of Form SIPC-7. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with their respective detailed general ledger cash disbursement records entries, noting no differences;

2. Compared the amounts reported on the unaudited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers prepared by the Company, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers prepared by the Company supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences, (if applicable).

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Fulvio & Associates, LLP

New York, New York
February 24, 2016

RHINO TRADING PARTNERS, LLC
SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

	Date Paid	Payments	Annual Assessment per Report
SIPC-6 General Assessment	July 22, 2015	$ 1,902	
SIPC-7 General Assessment	January 20, 2016	2,504	$ 4,406
Total		$ 4,406	$ 4,406

RHINO TRADING PARTNERS, LLC

AUDITED FINANCIAL STATEMENTS

DECEMBER 31, 2015

RHINO TRADING PARTNERS, LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2015

RHINO TRADING PARTNERS, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2015

CONTENTS